NEWS RELEASE

EMX Executes Agreement to Sell Råna Battery Metal Project in Norway to Kingsrose Mining

Vancouver, British Columbia, March 6, 2023 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of an agreement to sell its Råna battery metal project in Norway (the "Project") (see Figure 1) to Kingsrose Mining Limited, a publicly traded ASX-listed company ("Kingsrose": ASX:KRM). The agreement provides EMX with cash payments and work commitments during a one-year option period, and upon exercise of the option, EMX will receive additional work commitments, advance royalty payments, milestone payments and a 2.5% NSR royalty.

The Råna nickel-copper project was acquired by EMX in 2022 as part of a regional assessment program for nickel-copper sulfide deposits and covers a prospective mafic-ultramafic intrusive system in northern Norway with outcropping zones of nickel and copper-rich sulfide mineralization. The Råna project has seen historic production from multiple prospects on the property, but relatively little modern exploration.

Kingsrose is a well-capitalized, Perth-based company that had recent success at the Way Linggo gold and silver deposit in Indonesia. EMX looks forward to working closely with Kingsrose to advance the Råna project.

Commercial Terms Overview. Via an arm's length transaction, Kingsrose can acquire 100% interest in the Råna project by a) making A$30,000 cash payment upon execution and b) making another cash payment of A$100,000 and spending a minimum of A$150,000 on exploration during a 12-month option period. Upon exercise of the option, Kingsrose will:

  Provide EMX with a 2.5% NSR royalty interest in the Project. On or before the eighth anniversary after closing, Kingsrose has the option to purchase 0.5% of the NSR on the Project by paying EMX A$1,200,000.

  To maintain its interest in the Project, Kingsrose will spend additional exploration expenditures of A$150,000 by the second anniversary, A$350,000 by the third anniversary, and A$350,000 by the fourth anniversary of the agreement, respectively, for a total of A$1,000,000 in exploration expenditures.

  EMX will receive annual advance royalty ("AAR") payments of A$25,000 commencing on the third anniversary of the agreement, with the AAR payment increasing 10% each year thereafter (but capped at an annual payment of A$75,000).

  A milestone cash payment of A$250,000 will be made to EMX upon completion of the first 10,000 meters of drilling at the Project.

  An additional milestone cash payment of A$500,000, will be made to EMX upon disclosure of a maiden mineral resource.

Råna Project Overview. EMX's Råna Project covers the unexplored extension of a well-known mafic-ultramafic intrusion near Narvik, Norway. The intrusion hosts magmatic sulfide nickel-copper mineralization at multiple prospects including the Bruvann Nickel Mine which produced 8.2 million tonnes at an average grade of 0.52% nickel, 0.1% copper, and 0.02% cobalt1 (the Bruvann mine lies to the northwest of the EMX land position - see Figure 2). Patterns of metal enrichment and depletion across the area suggest potential for additional sulfide deposits, including PGE-rich types, elsewhere in the intrusion.

EMX controls a large land position which includes the majority of the intrusive complex, contact zones and peripheral mineral occurrences. Additional unrelated copper and zinc occurrences are found within the license and suggest multiple target styles and a fertile metallogenic district.

1 The past production figures are derived from the government report: Carl Olaf Mathiesen and Rognvald Boyd, 2017: History of exploration of the nickel resources of the Råna Intrusion, Nordland, Norway, NGU Report 2017.31, available athttps://www.ngu.no/upload/Publikasjoner/Rapporter/2017/2017_031.pdf.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

More information on the Project can be found at www.EMXroyalty.com.

Comments on Nearby and Adjacent Properties. The historic mines and deposits discussed in this news release provide context for the Projects, which occur in a similar geologic setting, but this is not necessarily indicative that the Projects host similar quantities, grades or styles of mineralization.

Qualified Person. Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX, and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@emxroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@emxroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserve and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2022 (the "MD&A"), and the most recently filed Revised Annual Information Form (the "AIF") for the year ended December 31, 2021, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Figure 1: Project Location Map

EMX ROYALTY CORP
THE ROYALTY GENERATOR
Project Location
0 150 300
km
N
Råna
NORWAY
SWEDEN
Date: Feb 2023

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Figure 2: Råna Project Geologic Map

Project Outline
Nature Reserve
Historic Working
Copper
Nickel
Zinc
Rana Intrusive Complex
Gabbro
Qtz Norite
Norite
Pegmatite
Peridotite
Ofotfjord
Hammarfjell
Storvatnet
Sukkertoppen
Raudfjellet
Bruvann Historical Mine
Storvatnet
Sepmolfjell
Eitderdalen
Simlefjellet
Gamnesholmen
Tverrfjell
Durmålsfjellet
Botneidet
EMX ROYALTYCORP
THE ROYALTY GENERATOR
0 2.5 5 km
N
Date: Feb 2023

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
 www.EMXroyalty.com